FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

2 May 2025

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at The InterContinental London O2, London, UK today, the following statements were issued by Group Chairman, Mark Tucker and Group Chief Executive, Georges Elhedery.

Group Chairman's Statement:

This year we celebrate a very important milestone anniversary for the HSBC Group.

160 years ago, on 3 March 1865, HSBC opened for business at 1 Queen's Road, Central, in Hong Kong.

We opened a branch in Shanghai one month later and an office in London three months after that.

HSBC's founders started out with a clear and simple objective, an objective that is as relevant and significant today, as it was then, to establish a bank that would facilitate local and international trade connecting East and West and the many, many places in-between.

We continue to build on this great legacy.

In 2024, the Group achieved record results.

I will expand on this by covering two points:

Firstly, the strong financial performance of the Group, andsecondly, how this enabled us to reward you, our loyal shareholders, with higher returns.

I will start with our 2024 financial performance.

We delivered record profit before tax of US$32.3bn - an increase of US$2bn compared with 2023.

Our reported return on tangible equity was 14.6%, in line with our 'mid-teens' target.

We also achieved broad-based profit generation through geographic and business diversification.

These results demonstrate that our international strategy is working very well.

Our first quarter results which were announced on Tuesday this week provided further evidence that our strategy is delivering.

Georges will speak about the first quarter results in a moment.

Let me now turn to how our performance both in 2024 and in the first quarter of 2025 has enabled us to reward you with higher returns.

In total we returned US$26.9bn to shareholders in respect of 2024.

The total dividend announced for 2024 was US$0.87 per share, which amounts to US$15.9bn.

This includes the special dividend of US$0.21 per share, totalling US$3.9bn. This was paid in June following the completion of the sale of HSBC Bank Canada.

Excluding this special dividend, the full-year dividend of US$0.66 per share  is the highest annual dividend since 2007.

In addition, we have now completed four share buy-backs in respect of 2024 worth a total of up to US$11bn.

That includes the up to US$2bn buy-back we announced with our annual results presentation in February, which has now been completed.

Since the start of 2023 we have repurchased 12% of the issued share count.

Combined with our sustained levels of profitability, this has led to greater earnings and dividends per share for our shareholders.

Dividends paid in 2024, together with a more than 20% increase in the share price, delivered a total shareholder return for the year of more than 30%.

Earlier this week, at our first quarter results, we announced an interim dividend for 2025 of US$0.10 per share, and a new share buy-back of up to US$3bn which we expect to initiate shortly after today's AGM.

Looking ahead, the dividend outlook remains strong.

Our dividend payout ratio target for 2025 remains 50%, excluding material notable items and related impacts.

We are targeting a mid-teens return on tangible equity, excluding notable items, in 2025, as well as in 2026 and 2027.

We are confident that we can meet our targets and, as a result, deliver another year of healthy returns in 2025, despite the uncertain geopolitical and geoeconomic environment, globally.

Indeed, whether it is trade, international security arrangements, or economic policy, we are experiencing a period of deep and profound change.

The over-arching impact of the changing approach to global trade relations has been to increase economic uncertainty with serious potential risks to global growth.

The range of possible outcomes and the implications thereof, make any attempt at medium term projections very difficult.

Despite the many unknowns that we are dealing with, we believe that the inter-connectedness of the global economy remains compelling. As does global trade, the glue that keeps it all together, the central catalyst for growth and diversification.

Indeed, at both global and regional levels, there are many trade blocs that bring increasing economic engagement, and, in some cases, integration.

Intra-Asian exports, for instance, have risen 31% in the last five years, and are expected to grow by U$400bn per year through 2030, led by the China-ASEAN and India-ASEAN corridors.

The same is true in Europe, where total intra-EU trade grew by 34%, during that same period.

Inter-regional linkages, such as the Asia - Middle East trade, investment, and travel corridor, are also growing rapidly.

HSBC is very well positioned to capture the resulting opportunities, through our strong presence, history, and track record in and across these countries and regions and, more broadly, throughout our unique international network.

With that, let me hand over to Georges, who will discuss the actions we are taking to make all this happen.

Group Chief Executive's Statement:

Thank you Mark. Fellow shareholders. A very warm welcome to all of you here in London and to those joining virtually.

Thank you for taking the time to join us. I'm delighted to be here as your Group CEO.

Our AGM is one of the most significant dates in our calendar, it's a chance for you to hear from us, and for us to hear from you. We look forward to hearing your feedback and answering your questions.

As Mark mentioned, this is a very special year, it's our 160th anniversary.

Since 1865, we have been helping economies grow, businesses thrive, and people protect and grow their wealth.

In so many ways, our mission hasn't changed over those 160 years. It has simply evolved to meet our customers changing needs driven by progress and growth.

From new technologies to new economic realities. Adapting to change is what we have always done.

It brings out the best in our people who are passionate about what they do.

We are a trusted partner to our customers as they navigate the world's uncertainties and look towards new opportunities.

That's why we have a strong bank that is performing well.

On Tuesday, we published our first quarter results. Our profit before tax was up 11%, providing an annualised return on tangible equity of 18.4% - both excluding notable items.

We had a strong performance in Transaction Banking, in particular in Foreign Exchange, and in our Equities and Debt trading businesses, both of which benefitted from higher client activity on the back of higher volatility.

In Wealth, we had our fifth consecutive quarter of double-digit growth, attracting net new invested assets of US$22bn.

We have momentum in our earnings, discipline in the execution of our strategy and confidence in our ability to deliver our targets.

This confidence enabled us to announce an up to US$3bn share buy-back alongside a US$0.10 interim dividend per share.

Let me briefly set out where we began when I became CEO last September, where we are now and where we're going next.

I inherited a bank built on firm foundations. We were clear on what we do. It was the right time to address how we do it.

In October, I announced the simplification of the organisation, with the objective to align our structure with our strategy. In short, we are creating a simple, more agile HSBC, with a greater focus on our customers, driving higher levels of satisfaction and delivering attractive returns to you, our shareholders.

In February, we set out our targets.

We're targeting a mid-teens teens return on tangible equity for 2025, 2026 and 2027, excluding notable items. And we reaffirmed this guidance on Tuesday.

In particular, in Hong Kong and the UK - our home markets - we will invest in wealth centres, increase the number of our relationship managers and enhance our digital capabilities to improve customer experience.

For UK SMEs, we will enhance our coverage efforts and improve our product proposition, alongside our customer service capabilities.

A core enabler of all of these efforts is technology.

This includes the use of AI, generative AI, data and analytics to improve process efficiency and help protect customers against fraud and cybercrime.

As I said on Tuesday, we are focused on executing our strategy with discipline and remain on track to deliver the actions we have set out.

Clearly the external macroeconomic environment is less favourable and more uncertain now than in February.

Our balance sheet and capital positions are strong, we have a fantastic deposit franchise and a high-quality credit portfolio, our earnings are resilient, diversified and of high quality, and we know that during times of both predictability and unpredictability, our customers look for the strength, stability and expertise we bring as their trusted partner.

That's what gives us the confidence to reaffirm the guidance we gave in February.

We are extremely well positioned to support all of our customers, wherever they are, however their needs evolve and whatever the market conditions.

Before I conclude, let me address a topic that is important to us, and to many of you and the communities we serve around the world: sustainability.

We remain committed to our ambition of becoming a net zero bank by 2050.

We set this ambition in 2020, and we have made good progress towards it.

We have been helping our customers decarbonise, providing and facilitating around US$400bn of sustainable financing and investment since the start of 2020.

And we continue to see opportunities, including through financing the provision of safe sustainable energy to meet the growing demands of the new technology age.

Progress towards our ambition will depend on the pace of decarbonisation in the real economy.

We are present in many of the sectors and markets where the challenges are the greatest, and where progress has been uneven.

We know how important this is.

That's why, as we reach the mid-point of our journey towards our 2030 interim targets, we've begun a review of our interim financed emissions targets and associated policies. This is part of the annual review of our net zero transition plan referred to in our Annual Report and Accounts.

We expect to publish the results of this review later this year and we look forward to continuing to engage with all stakeholders.

To conclude, I would like to thank our Board of Directors for their strong stewardship of the Group, and the support they have given me and my executive team.

In particular, I would like to thank our Chairman, Mark Tucker.

Mark, this is your last AGM for HSBC and you leave the Group in a position of strength, from which we look to the future with confidence.

You have been a great mentor and partner in guiding and coaching me all the time we have worked together.

The wisdom and advice you have shared will inspire me for many years to come.

Thank you for all you have done for HSBC.

I would also like to thank all my colleagues across the Group for the support they have given me since becoming CEO.

I have been inspired by the hard work, dedication and expertise they bring to their roles. And the passion they have for supporting our customers.

They are what makes this organisation so exceptional.

Media enquiries to:
Press Office                   +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Investor enquiries to:
Neil Sankoff                  +44 (0)20 7991 5072                  investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,054bn at 31 March 2025, HSBC is one of the world's largest banking and financial services organisations ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 May 2025